
November 25, 2020

Jonathan Ledecky
Chief Executive Officer
Pivotal Investment Corp II
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Pivotal Investment Corp II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 12, 2020**
> **File No. 333-249248**

Dear Mr. Ledecky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed November 12, 2020

Sales Restrictions, page 78

1. We note your response to prior comment 11. Please clarify the number of shares to be held by the "certain" stockholders who have agreed to the restrictions discussed in your disclosure.

Material U.S. Federal Income Tax Consequences of the Merger, page 92

2. We note that you intend for the transaction to qualify as a reorganization under Section 368(a) of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
III. Pro Forma Adjustments, page 119

3. We note your response to our prior comment 15; however, we do not believe your response fully addresses our concern. As previously requested, please explain to us why the adjustment to remove the loss from debt extinguishment is appropriate and meets the requirements for pro forma presentation under Article 11 of Regulation S-X. In this regard, we note from disclosures provided elsewhere in the filing the loss from extinguishment of debt was due to extensions of debt past original maturity recognized during the nine months ended September 30, 2020. Specifically, please tell us how the adjustment to eliminate the loss from the pro forma statements of operations for the nine months ended September 30, 2020 is directly attributable to the transaction and is expected to have a continuing impact. The loss from extinguishment of debt appears to represent an infrequent or nonrecurring item included in the underlying historical financial statements that are not directly affected by the transaction which should not be eliminated.

Management's Discussion and Analysis
Results of Operations
Comparison of Nine Months Ended September 30, 2020 and 2019
Other (Income) Expense, Net, page 173

4. We note from your disclosure you recognized loss on extinguishment of debt of $1.04 million for the nine months ended September 30, 2020 due to extensions of debt past original maturity. Please explain to us in greater detail the nature, facts and circumstances surrounding the recognition of loss from extinguishment of debt and your consideration of ASC 470-50 in determining the appropriate accounting treatment as it is not apparent from the disclosures provided in the filing.

You may contact Charles Eastman at (202) 551-3794 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Miller